* AB 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

15046993

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SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRIFFIN CAPITAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18191 VON KARMAN AVENUE, SUITE 300
(No. and Street)

IRVINE, CA 92612
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RODNEY ISHIOKA 949-270-9327
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREEN HASSON & JANKS LLP
(Name – *if individual, state last, first, middle name*)

10990 WILSHIRE BLVD., 16TH FLOOR; LOS ANGELES, CA 90024
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/15

OATH OR AFFIRMATION

I, KEVIN A. SHIELDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRIFFIN CAPITAL SECURITIES, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN AND CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRIFFIN CAPITAL SECURITIES, INC.

FINANCIAL STATEMENT

YEAR ENDED DECEMBER 31, 2014

Green
Hasson
Janks

GRIFFIN CAPITAL SECURITIES, INC.

FINANCIAL STATEMENT

YEAR ENDED DECEMBER 31, 2014

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 25 day of FEBRUARY, 2015, by
Date *Month* *Year*

(1) KEVIN A. SHIELDS

(and (2) ______),
Name(s) of Signer(s)

GINA M. ADLER
Commission # 1938139
Notary Public - California
Los Angeles County
My Comm. Expires May 24, 2015

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______ **Document Date:** ______

Number of Pages: ______ **Signer(s) Other Than Named Above:** ______

©2014 National Notary Association • www.NationalNotary.org • 1-800-US NOTARY (1-800-876-6827) Item #5910

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

GREEN HASSON & JANKS LLP [70]

ADDRESS

10990 WILSHIRE BOULEVARD, 16TH FLOOR; LOS ANGELES, CALIFORNIA 90024

Number and Street [71]	City [72]	State [73]	Zip Code [74]

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

GRIFFIN CAPITAL SECURITIES, INC.

FINANCIAL STATEMENT

YEAR ENDED DECEMBER 31, 2014

CONTENTS

	Page
Independent Auditor's Report	1
Statement of Financial Condition	2
Notes to Financial Statement	3
Supplementary Information	9
Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Act of 1934	10
Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II - Reconciliation of the Company's Computation of Net Capital to Amounts Reported in Part II of Form X-17A-5	12
Schedule III - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	13
Schedule IV - Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	13

10990 Wilshire Boulevard
16th Floor
Los Angeles, CA 90024

310.873.1600 T
310.873.6600 F
www.greenhassonjanks.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Griffin Capital Securities, Inc.

Report on the Financial Statement
We have audited the accompanying statement of financial condition of Griffin Capital Securities, Inc. (the company) as of December 31, 2014 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to in the first paragraph presents fairly, in all material respects, the financial position of Griffin Capital Securities, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Green Hasson & Janks LLP

February 20, 2015
Los Angeles, California

GRIFFIN CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents	$ 8,935,712	
Accounts Receivable	946,525	
Prepaid Expenses and Other Assets	978,163	
TOTAL CURRENT ASSETS		10,860,400
PROPERTY AND EQUIPMENT (Net)		106,679
TOTAL ASSETS		$ 10,967,079

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts Payable and Other Liabilities	$ 7,236,581	
Due to Stockholder	173,753	
TOTAL CURRENT LIABILITIES		7,410,334
OTHER LIABILITY:		
Deferred Compensation		789,958
TOTAL LIABILITIES		8,200,292
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common Stock - No Par Value, 5,000 Shares Authorized, Issued and Outstanding	$ 5,000	
Additional Paid-In Capital	21,548,379	
Accumulated Deficit	(18,786,592)	
TOTAL STOCKHOLDER'S EQUITY		2,766,787
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 10,967,079

The Accompanying Notes are an Integral Part of This Financial Statement

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) NATURE OF BUSINESS

Griffin Capital Securities, Inc. (the company) is primarily engaged in the business of brokering securities. The company was incorporated on June 26, 1991 and on November 1, 2013 became a wholly owned subsidiary of Griffin Capital Corporation (Griffin).

In February 2009, the company became the managing broker-dealer of a private REIT placement, Griffin Capital Essential Asset REIT, Inc. (the REIT). The REIT filed a registration statement with the Securities and Exchange Commission, which became effective on November 6, 2009. The company and the REIT executed an amended agreement to continue as the managing broker-dealer for the public REIT on November 6, 2009 and the private REIT placement was terminated. The initial public offering was terminated on April 25, 2013 and a follow-on offering commenced on April 26, 2013. REIT concluded its offering during the second quarter of 2014 and terminated the amended agreement in accordance with its terms.

On February 26, 2014, the company entered into a dealer manager agreement with Griffin American Healthcare REIT III, Inc. (GAHR III) as the exclusive dealer manager in connection with the distribution of the shares of common stock pursuant to a public offering and commenced providing services on this date. GAHR III concluded its offering during the first quarter of 2015.

On June 20, 2014, the company entered into a dealer manager agreement with Griffin Capital Essential Asset REIT II, Inc. (REIT II) as the exclusive dealer manager in connection with the distribution of the shares of common stock pursuant to a public offering. The company commenced providing services pursuant to the dealer manager agreement on July 31, 2014.

On June 30, 2014, the company entered into a wholesale marketing agreement with ALPS Distributors, Inc. (Distributor). Previously, on June 23, 2014, the Distributor entered into a distribution agreement with Griffin Institutional Access Real Estate Fund (GIREX), a publicly-registered closed-end interval fund. GIREX commenced operations on June 30, 2014.

On December 11, 2014, the company entered into a dealer manager agreement with Griffin-Benefit Street Partners BDC Corp., (BDC) as the exclusive dealer manager in connection with the distribution of the shares of common stock pursuant to a public offering. The company commenced providing services pursuant to the dealer manager agreement on January 20, 2015.

The company operates under the provisions of Paragraph (K)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) MANAGEMENT'S USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statement in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

(c) CASH AND CASH EQUIVALENTS

The company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents. The carrying value of cash and cash equivalents at December 31, 2014, approximates its fair value.

The company maintains its cash and cash equivalents in bank deposit and money market accounts, which, at times, may exceed federally insured limits. The company has not experienced any losses in such accounts. The company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(d) ACCOUNTS RECEIVABLE

Accounts receivable are recorded when accrued and represent claims against third parties that will be settled in cash. The carrying value of accounts receivable, net of the allowance for doubtful accounts, if any, represents their estimated net realizable value. The allowance for doubtful accounts, if any, is estimated based on historical collection trends, the age of outstanding accounts receivable and existing economic conditions. If events or changes in circumstances indicate that a specific accounts receivable balance may be impaired, further consideration is given to the collectibility of those balances and the allowance is adjusted accordingly. Past due receivable balances are written-off when internal collection efforts have been unsuccessful in collecting the amount due. The company did not record an allowance for doubtful accounts as of December 31, 2014.

(e) FAIR VALUE MEASUREMENTS

The company adopted Accounting Standard Codification (ASC) 820, *"Fair Value Accounting"*, for those assets (and liabilities) that are re-measured and reported at fair value at each reporting period.

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets (or liabilities). Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset (or liability) and include situations where there is little, if any, market activity for the asset (or liability).

As of December 31, 2014, the company's assets and liabilities subject to the provisions of ASC 820 included cash and cash equivalents, accounts receivable, accounts payable and other liabilities, and the carrying amounts approximate fair value.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) PROPERTY AND EQUIPMENT

Property and equipment are stated at cost net of accumulated depreciation, which is provided by using the straight-line method over the estimated useful life of two to seven years.

(g) DEFERRED RENT

The company recognizes free rent periods and escalating rent provisions on a straight-line basis over the term of the lease. As of December 31, 2014, the deferred rent liability totaled $24,216, which is included in accounts payable and other liabilities.

(h) INCOME TAXES

Effective January 1, 2012, the company elected to be taxed as an S corporation under the Internal Revenue Code and certain state revenue and taxation codes. Under the applicable statutory rules, income and losses of an S corporation flow through to the stockholder of the company and are not taxed at the corporate level. Accordingly, no provision has been made for federal income taxes. The provision for income taxes represents the 1.5% franchise fee assessed by the State of California for corporations electing Subchapter S status. The provision for income taxes is not material to this financial statement, therefore has not been separately disclosed.

In accordance with the accounting pronouncement, Accounting for Uncertainty in Income Taxes, the company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The company is no longer subject to U.S. federal income tax examinations by tax authorities for the years before 2011 and state examinations for the years before 2010.

(i) SUBSEQUENT EVENTS

The company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2014 for items that could potentially be recognized or disclosed in this financial statement. The evaluation was conducted through February 20, 2015, the date this financial statement was available to be issued.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Office Furniture	$ 98,509
Office and Computer Equipment	73,176
Leasehold Improvements	62,142
TOTAL	233,827
Less: Accumulated Depreciation	(127,148)
NET PROPERTY AND EQUIPMENT	$ 106,679

Depreciation expense for the year ended December 31, 2014 was $43,733.

NOTE 3 - RELATED PARTY TRANSACTIONS

The company has one operating lease agreement with Griffin Capital Corporation (Griffin) for the use of certain equipment. The lease expires in January 2015. Griffin is the sponsor of REIT, REIT II, GAHR III, GIREX and BDC.

Effective September 1, 2013, the company entered into an operating lease agreement with American Healthcare Investors, LLC (AHI) to sub-lease the use of office space in Irvine, California. AHI is the co-sponsor of GAHR III. The lease expires in August 2018.

The company is obligated under these related party operating leases as follows:

Year Ending December 31	Equipment	Office	Total
2015	$ 2,367	$ 150,998	$ 153,365
2016	-	155,513	155,513
2017	-	160,181	160,181
2018	-	108,920	108,920
TOTAL	$ 2,367	$ 575,612	$ 577,979

For the year ended December 31, 2014, the total related party rent expense was $163,568..

During the year ended December 31, 2014, Griffin paid certain expenses on behalf of the company and the company recorded a due to stockholder, net, of $173,753 as of December 31, 2014, which amount was paid in February 2015.

During the year ended December 31, 2014, Griffin also provided the company with certain general and administrative services. Griffin does not require the company to provide compensation for these services.

NOTE 4 - DEFERRED COMPENSATION PLAN

In 2014, the company implemented a deferred compensation plan for certain employees that earn commission compensation allowing participants to defer up to a maximum of 33.3% of total commissions earned for the year ended December 31, 2014. Deferred compensation will be paid on the first day of the fifth anniversary of the year of deferral, or separation of service, death, disability or change in control of the company.

Pursuant to the deferred compensation plan, the company will make an additional contribution upon the participant reaching a minimum contribution percentage of total commissions earned, which amount will be calculated and credited in the year subsequent to the plan year. The company's additional contribution will vest over a four year period, beginning on January 1 of the year the additional contribution is made, with no vesting in the first year, and one-third for each year thereafter, to the extent the participant remains in service during the vesting year. The company will accrue the additional contribution over the four year vesting period.

As of December 31, 2014, the company had accrued $789,958 of deferred compensation. As commissions earned are paid in arrears, additional deferred compensation contributions of $1,624,457 were made on January 16, 2015, which apply to commissions earned and accrued in 2014.

For purposes of matching the deferred compensation liability, the company secured corporate owned life insurance (COLI) contracts. The COLI contracts are associated with certain investment funds in which both the participant and the company may allocate deferred commissions and COLI premiums, respectively. The plan documents do not require the company to fund the liability until a distribution event, as discussed above, occurs. The company, however, funded the deferred compensation liability of $2,414,415 in February 2015.

NOTE 5 - EMPLOYEE BENEFIT PLAN

Employees of the company are included as part of the Griffin Capital Corporation 401(k) plan. The plan covers all employees who meet the minimum service eligibility requirements, as defined in the plan document. Employees may elect to contribute up to 100% of their pre-tax annual compensation, as defined in the plan and subject to IRS imposed limitations. The company made a matching contribution of $171,774 for the year ended December 31, 2014. Effective for the first payroll in 2014, the plan is also no longer a safe harbor plan. On January 1, 2014, the employer matching contributions are equal to 50% of the first 6% of elective contributions and zero thereafter. If an employee leaves due to termination, the employee is entitled to the employer matching contributions, along with earnings, based on the following schedule:

Years of Vesting Services	Percent Vested
Less Than 2	0%
2 But Less Than 3	20%
3 But Less Than 4	40%
4 But Less Than 5	60%
5 But Less Than 6	80%
6 or More	100%

NOTE 6 - LITIGATION

In the ordinary course of doing business, the company may become involved in various lawsuits. Some of these proceedings may result in judgments being assessed against the company which, from time to time, may have a financial impact. The company does not believe that these proceedings, individually or in the aggregate, are material to its business or financial condition.

NOTE 7 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital at all times and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the company had net capital of $1,635,418.

NOTE 8 - FINANCIAL SUPPORT

The accompanying financial statement has been prepared assuming that the company will continue to receive financial support. As of December 31, 2014, the company has an accumulated deficit of $18,786,592. Management has been able to obtain support in the past from its stockholder, and believes that it can continue to obtain additional capital investments to adequately fund future operations of the company.

GRIFFIN CAPITAL SECURITIES, INC.

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2014

10990 Wilshire Boulevard
16th Floor
Los Angeles, CA 90024

310.873.1600 T
310.873.6600 F
www.greenhassonjanks.com

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION REQUIRED BY
RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934**

To the Board of Directors of
Griffin Capital Securities, Inc.

We have audited the statement of financial condition of Griffin Capital Securities, Inc. as of December 31, 2014, and have issued our report thereon dated February 20, 2015, which contained an unmodified opinion on that financial statement. Our audit was performed for the purpose of forming an opinion on the financial statement as a whole. The supplementary information contained in Schedules I, II, III, and IV, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statement. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statement as a whole.

Green Hasson & Janks LLP

February 20, 2015
Los Angeles, California

GRIFFIN CAPITAL SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

NET CAPITAL:		
Total Stockholder's Equity	$	2,766,787
Deductions:		
Non-allowable Assets		(1,084,842)
Haircut		(46,527)
NET CAPITAL	$	1,635,418
TOTAL INDEBTEDNESS:		
Accounts Payable and Other Liabilities	$	7,236,581
Due to Stockholder		173,753
Deferred Compensation		789,958
TOTAL INDEBTEDNESS	$	8,200,292
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required at 15:1 Ratio of Aggregate Indebtedness	$	546,686
Excess Net Capital	$	1,088,732
Excess Net Capital at 15:1 Ratio of Aggregate Indebtedness	$	1,088,732
Excess Net Capital at 10:1 Ratio of Aggregate Indebtedness	$	815,389
Ratio: Aggregate Indebtedness to Net Capital		5.01

See Independent Auditor's Report on Supplementary Information

GRIFFIN CAPITAL SECURITIES, INC.

SCHEDULE II
RECONCILIATION OF THE COMPANY'S COMPUTATION OF NET CAPITAL TO AMOUNTS REPORTED IN PART II OF FORM X-17A-5
As of December 31, 2014

Net Capital as Reported in the Company's Focus Report Part II	$	1,635,418
Net Capital Per Schedule I		1,635,418
DIFFERENCE	$	-

See Independent Auditor's Report on Supplementary Information

GRIFFIN CAPITAL SECURITIES, INC.

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

Exemption is claimed under Section (K)(2)(i) of Rule 15c3-3.

SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

Exemption is claimed under Section (K)(2)(i) of Rule 15c3-3.

Green
Hasson
Janks

Accountants and Business Advisors
10990 Wilshire Boulevard, 16th Floor
Los Angeles, CA 90024
310.873.1600
www.greenhassonjanks.com

An independent member of HLB International,
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and business advisors.